EXHIBIT 9.2

Nate's Food Co. Secures Jet Fuel Purchase Order Valued at Nearly $5 Billion

Huntington Beach, CA, January 18. 2024 – Nate's Food Co (OTC: NHMD) announces that the company has successfully secured a purchase order for 49,000,000 barrels of jet fuel, with an estimated value of nearly $5 billion based on current Platts pricing.

The deal is structured as follows:

•	An initial transaction of 1,000,000 barrels of jet fuel.
•	Subsequent monthly deliveries of 4,000,000 barrels for a duration of 12 months.

This purchase order was made possible by our recent joint venture (JV) partnership that was announced last week. The partnership has enabled us to ensure a consistent and reliable supply of jet fuel from a reputable refinery, streamlining the entire process between our JV partner and our buyers.

To guarantee the successful execution of this order, Nate's Food Co is currently engaged in several crucial activities:

1.

Authorization to Verify (ATV) from Tank Farm: We are actively working with our tank storage farm in Rotterdam to establish the terminal agreement activation with the Port of Rotterdam. This step is vital for obtaining the Authorization to Verify (ATV) from the tank farm, which is a prerequisite for our supplier to proceed with the delivery process of the purchased jet fuel.

2.

SGS Report Confirmation: Once the ATV is sent and verified by both our supplier and JV partner, we will receive an SGS (Société Générale de Surveillance) report from the refinery. This report will provide information on the quality and compliance of the jet fuel, ensuring it meets the highest industry standards. We promptly forward the SGS report to our buyer, who commits to sending the funds under the purchase order within 24 hours of confirming the SGS report. It's worth noting that if the SGS report is older than 72 hours, the buyer has the option to perform a dip test on the fuel before funding.

3.

Tank Storage Agreement (TSA): In this regard, we are pleased to share that we have already received the draft tank storage agreement from the tank farm. Our dedicated team is diligently reviewing this agreement to ensure its alignment with our purchase orders and the seamless execution of our commitments.

Link to Platts Pricing for Jet Fuel: Platts Pricing for Jet Fuel. Pricing for Platts North American was $110.28 per barrel as of January 16, 2024 at 5:48 pm EST

About Nate's Food Co (OTC: NHMD): Nate's Food Co is a dynamic and forward-thinking company dedicated to providing high-quality solutions to its clients, with a strong focus on the commodity business.

Please note that certain statements in this release constitute forward-looking statements. These statements include the capabilities and success of the Company's business and any of its products, services, or solutions. The words "believe," "forecast," "project," "intend," "expect," "plan," "should," "would," and similar expressions, and all statements that are not historical facts, are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors, any of which could cause the Company to not achieve some or all of its goals or the Company's previously reported actual results, performance (finance or operating) to change or differ from future results, performance (financing and operating) or achievements, including those expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the SEC, copies of which may be obtained from the SEC's website at www.sec.gov. The Company assumes no obligation to update the forward-looking statements contained in this press release.

Please be aware that while the Company believes that its revenue-related calculations are accurate and based on factual information, there can be no assurance that the Company will be able to achieve all projections due to a number of business-related factors.

For more information: Nate’s Food Co.

Email: nate@nateshomemade.com

Phone: 650-222-5141